OM FINANCIAL LIFE INSURANCE COMPANY
                               OLD MUTUAL FINANCIAL NETWORK SEPARATE ACCOUNT VA
                                             1001 Fleet Street - 6th Floor, Law
                                                      Baltimore, Maryland 21202
                                                               Kenneth W. Reitz
                                                      Associate General Counsel
                                                           Office: 410-895-0196
                                                              Fax: 410-895-0085
                                                    E-mail:  ken.reitz@omfn.com

January 15, 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Sally Samuel, Senior Counsel - Office of Insurance Products

Re: OLD MUTUAL FINANCIAL NETWORK SEPARATE ACCOUNT VA ("REGISTRANT") FILE NOS. 333-142420 AND 811-21952
        POST-EFFECTIVE AMENDMENT #1 TO THE INITIAL REGISTRATION
        BEACON ADVISOR FLEXIBLE CONTRIBUTION DEFERRED VARIABLE ANNUITY

Dear Commissioners and Ms. Samuel:

For the above referenced Registrant, this filing is the post-effective amendment #1 to the initial registration statement on Form N-4 (the "Registration Statement") under the Securities Act of 1933, as amended ("1933 Act"). The Registration Statement relates to certain variable annuity deferred insurance contracts (the "Contract") to be offered following effectiveness of the Registration Statement.

Registrant requests an accelerated effective date for this registration of the earliest date possible, or March 3, 2008.

LIMITED SCOPE OF CHANGES TO THE PROSPECTUS

The purpose of this amendment to the registration is solely to add an optional guaranteed minimum accumulation benefit feature ("GMAB Rider") to the registered variable annuity contract, available at Contract issue or to be added after issue for an additional charge. In addition to charges for the GMAB Rider, other changes from selecting the GMAB Rider include limitations on available investment allocation options for contract value allocated to the GMAB Rider and limitations on withdrawal rights. The same GMAB Rider may also be added to the Registrant's Beacon Navigator variable annuity contract (File No. 333-137531); a mirror 485(a) amendment to it's registration is also being filed today.

The GMAB Rider includes insurance guarantees guaranteed by OM Financial Life Insurance Company. Minimum guaranteed accumulation growth is guaranteed at the end of the 5th and 10th Contract Years after Contract Value is allocated to the GMAB Rider. A Contract Owner may have multiple allocations of Contract Value to the GMAB Rider, each with its own measuring period to determine application of the guarantees. Utilization of the GMAB benefit introduces additional restrictions to the Owner's investment allocation options within the Contract and require that any withdrawals from the Contract be pro-rata from all Contract investment allocations (whereas, without the GMAB Rider, the Owner may select the subaccount(s) from which a withdrawal is taken).

All other provisions to the contract prospectus remain unchanged.

TANDY REPRESENTATIONS

The Registrant hereby acknowledges:

        o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
        o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and
        o The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To further assist the Commission staff, Registrant has provided the Commission staff reviewer with a courtesy Word-text copy of this filing by e-mail.

WE REQUEST ACCELERATION OF THE EFFECTIVE DATE OF THIS REGISTRATION TO THE EARLIEST POSSIBLE DATE, or March 3, 2008.

If you have any question concerning this filing, please contact the undersigned by telephone at (410) 895- 0196 or by e-mail at Ken. Reitz@omfn.com. .


Respectfully Submitted,

/s/  Kenneth W. Reitz



Without adopting any of the representations made by the Depositor or Registrant above in this letter, on behalf of the underwriter of this registration, Old Mutual Financial Network Securities, Inc., I hereby also request acceleration of the effective date of this registration to the earliest possible date.

/s/ Kenneth W. Reitz

Kenneth W. Reitz
Chief Compliance Officer, Secretary
Old Mutual Financial Network Securities, Inc.


File No. 333-142420.  Post-Effective Amendment #1
Beacon Advisor variable annuity contract